Exhibit 99.1

Materialise Reports Third Quarter 2017 Results

LEUVEN, Belgium—(BUSINESS WIRE)—November 9, 2017— Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2017.

Highlights – Third Quarter 2017

•	Total revenue increased 12.4% from the third quarter of 2016 to 32,307 kEUR, with increases in all three business segments.

•	Adjusted EBITDA increased 15.0% from 2,833 kEUR for the third quarter of 2016 to 3,259 kEUR.

•	Revenue and Adjusted EBITDA guidance for 2017 updated to reflect the acquisition of ACTech on October 4, 2017.

Executive Chairman Peter Leys commented, “During the third quarter, Materialise invested significantly in our future growth, finishing our new production and office facilities in Poland and Belgium and completing negotiations for the acquisition of ACTech GmbH in Germany, a full-service manufacturer of complex metal parts. The expertise and in-house infrastructure of ACTech GmbH position us to accelerate the development of our existing metal competence center, including our software suite for 3D metal printing. Simultaneously, we continued to execute on other elements of our strategy: we were the first to receive the U.S. green light for our 3D-printed maxillofacial implants that will allow our long-term collaborator DePuy Synthes to bring these products to market in the United States. Meanwhile, our three segments all continued to contribute to our topline growth and generated positive EBITDA.”

Third Quarter 2017 Results

Total revenue for the third quarter of 2017 increased 12.4% to 32,307 kEUR compared to 28,736 kEUR for the third quarter of 2016, with gains in all three of our segments. Total deferred revenue from annual software sales and maintenance contracts amounted to 16,607 kEUR at the end of the third quarter of 2017 compared 16,799 kEUR at the end of the fourth quarter of 2016. Adjusted EBITDA, which in the third quarter of 2017 excludes 266 kEUR of expenses related to the acquisition of ACTech, increased to 3,259 kEUR from 2,833 kEUR as a result of the combination of continued revenue growth (12.4%) and a lower increase in operational expenses compared to the third quarter of 2016. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the third quarter of 2017 was 10.1% compared to 9.9% in the third quarter of 2016.

Revenue from our Materialise Software segment increased 10.4% to 8,422 kEUR for the third quarter of 2017 from 7,632 kEUR for the same quarter last year. Segment EBITDA rose to 3,362 kEUR from 2,814 kEUR while the segment EBITDA margin was 39.9% compared to 36.9% for the prior-year period.

Revenue from our Materialise Medical segment increased 9.3% to 10,421 kEUR for the third quarter of 2017 compared to 9,537 kEUR for the same period in 2016. Compared to the same quarter in 2016, revenues from our medical software grew 24.6%, and revenues from medical devices and services grew 2.1%. Segment EBITDA was 1,170 kEUR compared to 754 kEUR while the segment EBITDA margin increased to 11.2% from 7.9% in the third quarter of 2016.

Revenue from our Materialise Manufacturing segment increased 16.3% to 13,456 kEUR for the third quarter of 2017 from 11,567 kEUR for the third quarter of 2016. Segment EBITDA decreased to 499 kEUR from 1,723 kEUR while the segment EBITDA margin decreased to 3.7% from 14.9% for the same quarter in 2016. While last year’s third quarter segment EBITDA included 460 kEUR related to an updated accounting valuation of resin materials stock, in the 2017 period, segment EBITDA was affected by higher cost of sales from the sales of eyewear scanners.

Gross profit was 17,873 kEUR, or 55.3% of total revenue, for the third quarter of 2017 compared to 16,937 kEUR, or 58.9% of total revenue, for the third quarter of 2016.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 8.5% to 19,509 kEUR for the third quarter of 2017 from 17,974 kEUR for the third quarter of 2016. R&D expenses increased from 4,389 kEUR to 4,701 kEUR while S&M expenses increased from 8,299 kEUR to 8,753 kEUR. G&A expenses increased from 5,286 kEUR to 6,055 kEUR. The G&A expenses for the third quarter of 2017 included a portion of the expenses related to the acquisition of ACTech, which are excluded from Adjusted EBITDA.

Net other operating income increased by 45 kEUR to 1,414 kEUR compared to 1,369 kEUR for the third quarter of 2016.

Operating result decreased to (222) kEUR from 332 kEUR for the same period in the prior year. This decrease was the result of the increase of 8.5% in R&D, S&M and G&A expenses, which was offset in part by the increase in gross profit of 5.5%. The operating result was also negatively affected by depreciation cost, which increased to 2,918 kEUR from 2,144 kEUR for the third quarter of 2016, and by the 266 kEUR of expenses related to the acquisition of ACTech.

Net financial result was (593) kEUR compared to (124) kEUR for the prior-year period, reflecting variances in currency exchange rates, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net loss for the third quarter of 2017 was (1,413) kEUR compared to net loss of (52) kEUR for the same period in 2016. The 2016 period contained income tax expense of (191) kEUR compared to (433) kEUR this quarter. The variance of (242) kEUR in income tax, the decrease in the net financial result of 469 kEUR, a decrease of (96) kEUR in the share in the loss of a joint venture and the decrease of the operating result by (554) kEUR explain the increase in the net loss for the third quarter of 2017. Total comprehensive loss for the third quarter of 2017, which includes exchange differences on translation of foreign operations, was (1,568) kEUR compared to (511) kEUR for the same period in 2016.

At September 30, 2017, we had cash and equivalents of 48,099 kEUR compared to 55,912 kEUR at December 31, 2016. Cash flow from operating activities in the third quarter of 2017 was 2,518 kEUR compared to 4,315 kEUR in the same period in 2016.

Net shareholders’ equity at September 30, 2017 was 76,060 kEUR compared to 79,033 kEUR at December 31, 2016.

2017 Guidance

Mr. Leys concluded, “We are adjusting our revenue and Adjusted EBITDA guidance for 2017 to reflect our acquisition of ACTech in the fourth quarter. For fiscal 2017, we now expect to report consolidated revenue between 140,000 – 143,000 kEUR and Adjusted EBITDA between 13,000 – 14,000 kEUR. Separately, based on year-to-date software sales, we are revising our outlook for deferred revenue from annual licenses and maintenance in 2017 and now expect an increase between 2,000 – 3,000 kEUR as compared to 2016.”

The company previously expected to report consolidated revenue between 128,000 – 134,000 kEUR and Adjusted EBITDA between 10,500 – 13,500 kEUR in 2017, with amounts closer to the high end of those ranges. The amount of deferred revenue generated in 2017 from annual licenses and maintenance was previously expected to increase by an amount between 4,000 – 5,000 kEUR as compared to 2016.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1806, the reference rate of the European Central Bank on September 30, 2017.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2017 today, Thursday, November 9, 2017, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #98716965. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 27 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2017 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, the benefits of the ACTech acquisition, completion of start-up activities associated with our new manufacturing facilities, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 1, 2017. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com

Consolidated income statement (Unaudited)

	For the three months ended September 30			For the nine months ended September 30
(in thousands, except per share amounts)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Revenue	38,142	32,307	28,736	97,840	83,000
Cost of sales	(17,041)	(14,434)	(11,799)	(42,102)	(33,848)
Gross profit	21,101	17,873	16,937	55,738	49,152
Gross profit as % of revenue	55.3%	55.3%	58.9%	57.0%	59.2%
Research and development expenses	(5,550)	(4,701)	(4,389)	(14,424)	(13,521)
Sales and marketing expenses	(10,334)	(8,753)	(8,299)	(28,370)	(26,647)
General and administrative expenses	(7,149)	(6,055)	(5,286)	(17,205)	(15,225)
Net other operating income (expenses)	1,669	1,414	1,369	3,660	4,433
Operating (loss) profit	(263)	(222)	332	(601)	(1,808)
Financial expenses	(1,249)	(1,058)	(182)	(3,294)	(1,688)
Financial income	549	465	58	2,132	1,037
Share in loss of joint venture	(195)	(165)	(69)	(596)	(368)
(Loss) profit before taxes	(1,158)	(980)	139	(2,359)	(2,827)
Income taxes	(511)	(433)	(191)	(825)	(812)
Net (loss) profit of the period	(1,669)	(1,413)	(52)	(3,184)	(3,639)
Net (loss) profit attributable to:
The owners of the parent	(1,669)	(1,413)	(52)	(3,184)	(3,639)
Non-controlling interest	—	—	—	—	—
Earnings per share attributable to ordinary owners of the parent
Basic	(0.04)	(0.03)	(0.00)	(0.07)	(0.08)
Diluted	(0.04)	(0.03)	(0.00)	(0.07)	(0.08)
Weighted average basic shares outstanding	47,325	47,325	47,325	47,325	47,325
Weighted average diluted shares outstanding	47,325	47,325	47,325	47,325	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended September 30			For the nine months ended September 30
(in thousands)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Net profit (loss) for the period	(1,669)	(1,413)	(52)	(3,184)	(3,639)
Other comprehensive income
Exchange difference on translation of foreign operations	(183)	(155)	(459)	(481)	(1,898)
Other comprehensive income (loss), net of taxes	(183)	(155)	(459)	(481)	(1,898)
Total comprehensive income (loss) for the year, net of taxes	(1,852)	(1,568)	(511)	(3,665)	(5,537)
Total comprehensive income (loss) attributable to:
The owners of the parent	(1,852)	(1,568)	(511)	(3,665)	(5,537)
Non-controlling interest	—	—	—	—	—

Consolidated statement of financial position (Unaudited)

	As of September 30	As of December 31
(in thousands)	2017	2016
	€	€
Assets
Non-current assets
Goodwill	8,743	8,860
Intangible assets	11,219	9,765
Property, plant & equipment	62,643	45,063
Investments in joint ventures	—	—
Deferred tax assets	408	336
Other non-current assets	2,740	2,154
Total non-current assets	85,753	66,178
Current assets
Inventories	8,642	7,870
Trade receivables	30,656	27,479
Held to maturity investments	—	—
Other current assets	6,991	4,481
Cash and cash equivalents	48,099	55,912
Total current assets	94,388	95,742
Total assets	180,141	161,920

	As of September 30	As of December 31
(in thousands)	2017	2016
	€	€
Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	79,703	79,019
Consolidated reserves	(4,779)	(1,603)
Other comprehensive income	(1,593)	(1,112)
Equity attributable to the owners of the parent	76,060	79,033
Non-controlling interest	—	—
Total equity	76,060	79,033
Non-current liabilities
Loans & borrowings	46,532	28,267
Deferred tax liabilities	932	1,325
Deferred income	3,728	3,588
Other non-current liabilities	2,220	1,873
Total non-current liabilities	53,412	35,053
Current liabilities
Loans & borrowings	7,033	5,539
Trade payables	14,171	13,400
Tax payables	967	926
Deferred income	18,130	17,822
Other current liabilities	10,368	10,147
Total current liabilities	50,669	47,834
Total equity and liabilities	180,141	161,920

Consolidated statement of cash flows (Unaudited)

	For the nine months ended September 30
(in thousands)	2017	2016
	€	€
Operating activities
Net (loss) profit of the period	(3,184)	(3,639)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	6,008	4,669
Amortization of intangible assets	2,134	1,425
Share-based payment expense	997	718
Loss (gain) on disposal of property, plant & equipment	(7)	(147)
Fair value contingent liabilities	—	54
Movement in provisions	21	—
Movement reserve for bad debt	191	(2)
Financial income	(416)	(126)
Financial expense	957	668
Impact of foreign currencies	621	55
Share in loss of a joint venture (equity method)	596	368
Deferred tax expense (income)	(395)	225
Income taxes	1,219	587
Other	(42)	7
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(5,916)	(2,394)
Decrease (increase) in inventories	(804)	(828)
Increase in trade payables and other payables	1,789	3,203
Income tax paid	(1,251)	(528)
Net cash flow from operating activities	2,518	4,315

	For the nine months ended September 30
(in thousands)	2017	2016
	€	€
Investing activities
Purchase of property, plant & equipment	(22,245)	(6,816)
Purchase of intangible assets	(3,739)	(871)
Proceeds from the sale of property, plant & equipment (net)	54	192
Proceeds from the sale of intangible assets (net)	36	—
Acquisition of subsidiary	—	—
Investments in joint-ventures	(500)	—
Interest received	267	7
Net cash flow used in investing activities	(26,127)	(7,488)
Financing activities
Proceeds from loans & borrowings	22,794	7,004
Repayment of loans & borrowings	(2,827)	(2,116)
Repayment of finance leases	(2,081)	(1,293)
Interest paid	(502)	(406)
Other financial income (expense)	(251)	(7)
Net cash flow from (used in) financing activities	17,133	3,182
Net increase of cash & cash equivalents	(6,476)	9
Cash & cash equivalents at beginning of the year	55,912	50,726
Exchange rate differences on cash & cash equivalents	(1,337)	(245)
Cash & cash equivalents at end of the year	48,099	50,490

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended September 30		For the nine months ended September 30
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	(1,413)	(52)	(3,184)	(3,639)
Income taxes	433	191	825	812
Financial expenses	1,058	181	3,294	1,688
Financial income	(465)	(58)	(2,132)	(1,037)
Share in loss of joint venture	165	69	596	368
Depreciation and amortization	2,918	2,144	8,142	6,094
EBITDA	2,696	2,475	7,541	4,286
Non-cash stock-based compensation expense (1)	297	358	997	717
Acquisition-related expenses (2)	266	—	266	—
ADJUSTED EBITDA	3,259	2,833	8,804	5,003

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the ACTech acquisition.

Segment P&L (Unaudited)

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the three months ended September 30, 2017
Revenues	8,422	10,421	13,456	32,299	8	32,307
Segment EBITDA	3,362	1,170	499	5,031	(2,335)	2,696
Segment EBITDA %	39.9%	11.2%	3.7%	15.6%		8.3%
For the three months ended September 30, 2016
Revenues	7,632	9,537	11,567	28,736	—	28,736
Segment EBITDA	2,814	754	1,723	5,291	(2,816)	2,475
Segment EBITDA %	36.9%	7.9%	14.9%	18.4%		8.6%

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the nine months ended September 30, 2017
Revenues	25,302	30,999	41,318	97,619	221	97,840
Segment EBITDA	9,307	2,242	3,062	14,611	(7,070)	7,541
Segment EBITDA %	36.8%	7.2%	7.4%	15.0%		7.7%
For the nine months ended September 30, 2016
Revenues	22,044	27,849	33,080	82,973	27	83,000
Segment EBITDA	7,181	238	2,410	9,829	(5,543)	4,286
Segment EBITDA %	32.6%	0.9%	7.3%	11.8%		5.2%

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended September 30		For the nine months ended September 30
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	(1,413)	(52)	(3,184)	(3,639)
Income taxes	433	191	825	812
Financial expenses	1,058	182	3,294	1,688
Financial income	(465)	(58)	(2,132)	(1,037)
Share in loss of joint venture	165	69	596	368
Operating profit	(222)	332	(601)	(1,808)
Depreciation and amortization	2,918	2,144	8,142	6,094
Corporate research and development	502	242	1,527	1,201
Corporate headquarter costs	2,447	3,326	6,984	6,865
Other operating income (expense)	(614)	(753)	(1,441)	(2,523)
Segment EBITDA	5,031	5,291	14,611	9,829